May 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

100 F Street, NE
Washington, DC 20549
Attention: James Lopez
Shannon Davis
Amit Pande

Re: Independent Bank Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 20, 2024
File No. 001-35854

Ladies and Gentlemen:

This letter is respectfully submitted by Independent Bank Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated April 19, 2024 (the “Comment Letter”), with respect to the above referenced Form 10-K for Fiscal Year Ended December 31, 2023.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italics, followed by the responses of the Company. The numbered responses set out below correspond to the numbered comments from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 51

1.We note your disclosure on page 52 that commercial real estate (CRE) loans have historically been your largest category of loans and that these loans "...generally involve less risk than other loans in the portfolio." Please tell us and revise future filings to identify these other loans and explain why they generally involve more risk than CRE loans.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company is committed to providing complete and accurate disclosures of our loan portfolio including characteristics that are material to an investor’s understanding of the Company’s loan portfolio. We advise the Staff that statement that CRE loans “…generally involve less risk than other loans in the portfolio" is based on our institution-specific historical loss severity and net charge-off experience of CRE loans compared with other asset classes. Over the preceding ten fiscal years, CRE loans represented 51% of our loans on average and 15% of our total net charge-offs. Charge-offs in commercial and consumer loans, for example, were proportionately higher primarily due to lower amounts of recoverable collateral and/or an absence of supplemental sources of repayment securing these loans upon default. We further advise that the Company has evaluated such statement and although it believes it to be an accurate statement, the Company has removed such statement in its filings, commencing with the Company’s Form 10-Q for the Fiscal Quarter ended March 31, 2024, as filed on April 23, 2024. The Company respectfully submits that we believe we have provided clarity of the risks

7777 Henneman Way
McKinney, Texas 75070
800.460.6634 | IFinancial.com

associated with our loan portfolio within Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Loan Portfolio of its Annual Report Form 10-K for Fiscal Year Ended December 31, 2023. The Company will continue to evaluate such risks as current events evolve and will commit to enhance future filings as deemed material to an investor’s understanding of these risks.

2.In your tabular disclosure on page 53 of your concentrations of CRE loans by property type, we note that 30.4%, 18.6%, and 12.2% of your total CRE loans represented retail, offices and office warehouses, and multifamily, respectively as of December 31, 2023. We also note your disclosure on page 102 that at December 31, 2023, your CRE portfolio consisted of approximately 21% of owner-occupied property (i.e., 79% was non owner- occupied), that you track the level of owner-occupied property versus non owner- occupied property, and that CRE loans may be more adversely affected by conditions in the real estate market or in the general economy. Given that CRE loans have historically been your largest category of loans, please revise future filings to further disaggregate the composition of your CRE loan portfolio to address other concentrations to the extent material to an investor’s understanding. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, and separately present owner-occupied and non-owner occupied CRE by borrower type.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, commencing with the Company’s Form 10-Q for the Fiscal Quarter ended March 31, 2024, as filed on April 23, 2024, the Company has revised its disclosures to further disaggregate the composition of our CRE loan portfolio by separately presenting owner and non-owner occupied by borrower type in our tabular disclosure. The Company will continue providing these disclosures in future filings. Other loan portfolio characteristics such as weighted average and/or range of loan-to-value ratios and occupancy rates will be evaluated by the Company and disclosed in future filings as such data becomes available and if such data, at that level of detail, materially provides meaningful information to an investor’s understanding of the Company’s loan portfolio.

3.Additionally, we note your disclosure on page 22 that you have a significant concentration in CRE loans and that adverse developments, including those affecting real estate values in your market areas, could increase the credit risk associated with your CRE loan portfolio. Please revise future filings to provide an enhanced discussion and describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current economic environment in the markets in which you operate.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, commencing with the Company’s Form 10-Q for the Fiscal Quarter ended March 31, 2024, as filed on April 23, 2024, the Company has revised its disclosures to further describe specific details of its risk management policies, procedures and other actions taken to respond to the then current economic environment. The Company will continue providing these disclosures in future filings. The Company will enhance future disclosures if management’s policies, procedures, or practices change in response to economic conditions in the Company’s markets.

* * * * *
The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (972) 562-9004.

Sincerely,

By: /s/ Paul B. Langdale
Paul B. Langdale
Executive Vice President and Chief Financial Officer